===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(Mark One):

  X         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
-----       SECURITIES EXCHANGE ACT OF 1934
            For the plan year ended December 31, 1999

                                       OR

-----       TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF
            THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from           to
                                           ---------    ----------

Commission file number 1-14990

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GETTY PETROLEUM MARKETING INC.
                           RETIREMENT AND PROFIT SHARING PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           GETTY PETROLEUM MARKETING INC.
                           125 Jericho Turnpike
                           Jericho, New York 11753


         ==============================================================

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

         1. Financial Statements:

                     Report of Independent Accountants

                     Statements of Net Assets Available for Plan
                      Benefits as of December 31, 1999 and 1998

                     Statement of Changes in Net Assets Available for Plan
                      Benefits for the year ended December 31, 1999

                     Notes to Financial Statements

            Supplemental Schedules:

                     Schedule of Assets Held for Investment Purposes as
                        of December 31, 1999

                     Schedule of Reportable Transactions for the year
                      ended December 31, 1999

         2. Exhibits:  None

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                      GETTY PETROLEUM MARKETING INC.
                                       RETIREMENT AND PROFIT
                                       SHARING PLAN


Dated:  June 21, 2000

                                      By: Getty Petroleum Marketing Inc.
                                          Retirement Plan Committee and
                                          Plan Administrator



                                      By: /s/ Leo Liebowitz
                                          -------------------------------------
                                          Leo Liebowitz



                                      By: /s/ Michael K. Hantman
                                          -------------------------------------
                                          Michael K. Hantman



                                      By: /s/ Samuel M. Jones
                                          -------------------------------------
                                          Samuel M. Jones

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 1999 and 1998
                    and for the year ended December 31, 1999

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------


                                                                         PAGE
                                                                         ----

Report of Independent Accountants                                          2

Financial Statements:
 Statements of Net Assets Available for Plan Benefits
  as of December 31, 1999 and 1998                                         3

 Statement of Changes in Net Assets Available for Plan
  Benefits for the year ended December 31, 1999                            4

 Notes to Financial Statements                                           5 - 10

Supplemental Schedules:
 Schedule H (Form 5500), Part IV- 4i - Schedule of Assets Held
                                       for Investment Purposes as
                                       of December 31, 1999                *

 Schedule H (Form 5500), Part IV - 4j - Schedule of Reportable
                                        Transactions for the year
                                        ended December 31, 1999            *


*Refer to Schedule H of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1999 which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants and Administrator of the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment Purposes as of December 31, 1999 and Schedule of Reportable Transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
April 19, 2000

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 1999 and 1998
                                 (in thousands)

                                                                             1999
                        -----------------------------------------------------------------------------------------------------------
                         Fixed   MassMutual     Getty                   MassMutual Destiny              Fidelity    T. Rowe Price
                                                           ------------------------------------------
                        Income  Core Equity  Common Stock  Conservative  Moderate  Aggressive  Equity  Contrafund   New Horizons
                        Fund A    Fund B        Fund C        Fund D      Fund E     Fund F    Fund G    Fund H       Fund I
                        ------    ------        ------        ------      ------     ------    ------    ------       ------
Assets:
 Investments, at fair
  value (Note 3)        $10,348   $2,300        $1,038        $   83      $  367     $  458    $  783    $1,078       $  324

 Employee loans               -        -             -             -           -          -         -         -            -

 Contributions
  receivable:
   Employer                  80       18            15             2           6          4         8         9            2
   Employee                  40        9             6             1           3          3         3         4            2
                        -------   ------        ------        ------      ------     ------    ------    ------       ------


                            120       27            21             3           9          7        11        13            4

 Cash                         -        -             7             -           -          -         -         -            -
                        -------   ------        ------        ------      ------     ------    ------    ------       ------

Net assets available
 for plan benefits      $10,468   $2,327        $1,066        $   86      $  376     $  465    $  794    $1,091         $328
                        =======   ======        ======        ======      ======     ======    ======    ======       ======

                                              1999
                        -----------------------------------------------------
                           American Century

                              Ultra
                              Fund J         Loans    In-Transit   Total
                              ------         -----    ----------   -----
Assets:
 Investments, at fair
  value (Note 3)              $  647         $   -       $   -    $17,426

 Employee loans                    -           300           -        300

 Contributions
  receivable:
   Employer                        7             -           -        151
   Employee                        4             -           -         75
                              ------         -----       -----    -------


                                  11             -           -        226

 Cash                              -             -           5         12
                              ------         -----       -----    -------

Net assets available
 for plan benefits            $  658         $ 300       $   5    $17,964
                              ======         =====       =====    =======

                                                                       1998
                        ------------------------------------------------------------------------------------------
                         Fixed    MassMutual      Getty              MassMutual Destiny                  Fidelity
                                                           -------------------------------------------
                        Income   Core Equity  Common Stock Conservative  Moderate   Aggressive  Equity  Contrafund
                        Fund A     Fund B        Fund C       Fund D       Fund E     Fund F    Fund G    Fund H
                        ------     ------        ------       ------       ------     ------    ------    ------
Assets:
 Investments, at fair
  value (Note 3)        $9,586     $2,323        $1,219       $  100       $  313     $  363    $  641    $ 617

 Employee loans              -          -             -            -            -          -         -        -

 Contributions
  receivable:
   Employer                 85         20            17            1            5          6         8        6
   Employee                 38          8             6            1            3          4         4        3
                        ------     ------        ------       ------       ------     ------    ------    -----
                           123         28            23            2            8         10        12        9

 Cash                        -          -             4            -            -          -         -        -
                        ------     ------        ------       ------       ------     ------    ------    -----

Net assets available
 for plan benefits      $9,709     $2,351        $1,246       $  102       $  321     $  373    $  653    $ 626
                        ======     ======        ======       ======       ======     ======    ======    =====


                                                      1998
                        ---------------------------------------------------------------
                        T. Rowe Price   American Century

                        New Horizons          Ultra
                          Fund I              Fund J       Loans   In-Transit    Total
                          ------              ------       -----   ----------    -----
Assets:
 Investments, at fair
  value (Note 3)          $  239              $  339       $   -     $   -      $15,740

 Employee loans                -                   -         313         -          313

 Contributions
  receivable:
   Employer                    5                   5           -         -          158
   Employee                    3                   3           -         -           73
                          ------              ------       -----     -----      -------
                               8                   8           -         -          231

 Cash                          -                   -           -        49           53
                          ------              ------       -----     -----      -------

Net assets available
 for plan benefits        $  247              $  347       $ 313     $  49      $16,337
                          ======              ======       =====     =====      =======



                            See accompanying notes.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1999
                                 (in thousands)

                                      Fixed      MassMutual      Getty                        MassMutual Destiny
                                                                             -----------------------------------------------
                                      Income    Core Equity   Common Stock   Conservative   Moderate    Aggressive    Equity
                                      Fund A       Fund B        Fund C         Fund D       Fund E       Fund F      Fund G
                                      ------       ------        ------         ------       ------       ------      ------
Contributions:
Employer                              $   236      $   54        $   43         $    5       $   20       $   17      $   24
Employee                                  506         113            94             16           41           35          43
                                      -------      ------        ------         ------       ------       ------      ------

                                          742         167           137             21           61           52          67
                                      -------      ------        ------         ------       ------       ------      ------
Rollovers                                   -           -             -              -            -            -           -
                                      -------      ------        ------         ------       ------       ------      ------

Investment income:
  Interest and dividend income            665           -            23              -            -            -           -
  Net investment gain (loss) from
    pooled separate accounts                -         (66)            -              4           35           53         105
  Net appreciation (depreciation)
    of investments                          -           -          (280)             -            -            -           -
                                      -------      ------        ------         ------       ------       ------      ------
                                          665         (66)         (257)             4           35           53         105
                                      -------      ------        ------         ------       ------       ------      ------

Transfers from (to) other funds, net     (590)       (125)          (60)           (41)         (41)         (13)        (31)

Withdrawals                               (58)          -             -              -            -            -           -
                                      -------      ------        ------         ------       ------       ------      ------

Net additions (reductions)                759         (24)         (180)           (16)          55           92         141

Net assets available for plan
  benefits as of January 1, 1999        9,709       2,351         1,246            102          321          373         653
                                      -------      ------        ------         ------       ------       ------      ------

Net assets available for plan
  benefits as of December 31, 1999    $10,468      $2,327        $1,066         $   86       $  376       $  465      $  794
                                      =======      ======        ======         ======       ======       ======      ======



                                                                    American
                                       Fidelity    T. Rowe Price    Century

                                      Contrafund    New Horizons     Ultra
                                        Fund H        Fund I         Fund J     Loans   In-transit   Total
                                        ------        ------         ------     -----   ----------  ------
Contributions:
Employer                                $   24        $   11         $   22     $    -    $    -    $   456
Employee                                    54            26             49          -         -        977
                                        ------        ------         ------     ------    ------    -------
                                            78            37             71          -         -      1,433
                                        ------        ------         ------     ------    ------    -------
Rollovers                                   11             -             11          -         -         22
                                        ------        ------         ------     ------    ------    -------

Investment income:
  Interest and dividend income               -             -              -         27         1        716
  Net investment gain (loss) from
    pooled separate accounts               197            78            180          -         -        586
  Net appreciation (depreciation)
    of investments                           -             -              -          -         -       (280)
                                        ------        ------         ------     ------    ------    -------
                                           197            78            180         27         1      1,022
                                        ------        ------         ------     ------    ------    -------

Transfers from (to) other funds, net       179           (34)            49        (32)      739          -

Withdrawals                                  -             -              -         (8)     (784)      (850)
                                        ------        ------         ------     ------    ------    -------
Net additions (reductions)                 465            81            311        (13)      (44)     1,627

Net assets available for plan
  benefits as of January 1, 1999           626           247            347        313        49     16,337
                                        ------        ------         ------     ------    ------    -------

Net assets available for plan
  benefits as of December 31, 1999      $1,091        $  328         $  658     $  300    $    5    $17,964
                                        ======        ======         ======     ======    ======    =======







                             See accompanying notes.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                          Notes to Financial Statements

1.  Description of Plan
    -------------------

          The following brief description of the Getty Petroleum Marketing Inc. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

          Getty Petroleum Marketing Inc. (the "Company") was formed on October 1, 1996 as a wholly-owned subsidiary of Getty Petroleum Corp., now known as Getty Realty Corp. ("Realty"). On February 1, 1997, Realty separated its petroleum marketing business from its real estate business and established the Plan for the Company's employees who were transferred from Realty.

          The Plan is a defined contribution plan covering all employees age twenty-one and older who have completed one year of service (six months of service to be eligible to participate in 401(k) election), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for benefits available under
Section 401(k) of the Internal Revenue Code.

          Employees may make contributions to the Plan (limited to a maximum contribution of $10,000 for 1999) and the Company matches an amount equal to the lesser of 50% of such employee contributions or 3% of compensation (limited to $160,000). The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

          The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in ten available investment funds allocated in multiples of 5% at the election of the employee as follows:

          Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (6.87% and 6.95% average interest rates for the years ended December 31, 1999 and 1998, respectively).


          Fund B, The Core Equity Fund, holds Class S shares of MassMutual Core Equity Fund, a MassMutual Institutional Fund, which invests in undervalued dividend-paying stocks of large well established U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

as to either principal or a stated rate of investment return.

          Fund C, The Getty Common Stock Fund, consists of common stock of the Company. The Fund also includes Getty Realty Corp. common stock that was included in the account balances of Marketing employees that were transferred from the Realty Plan to the Company's Plan. The Plan does not provide for the acquisition of additional shares of Realty common stock. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

          Funds D through G are four Destiny Asset Allocation Funds. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among ten mutual funds managed by MassMutual Institutional Funds, Oppenheimer Funds, Inc. and David L. Babson & Co., Inc. The MassMutual Institutional Funds include an international stock fund, a small capitalization U.S. stock fund, a large capitalization U.S. stock fund, an S&P 500 indexed equity fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and fixed-income bond fund. The David L. Babson fund is a growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

          Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

          Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

          Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

          Fund G, The Equity Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

          Funds H through J are three funds which hold units in independently managed mutual funds. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in pooled separate investment accounts which are not guaranteed as to either principal

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


or a stated rate of investment return.

          Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

          Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

          Fund J, The Ultra Fund, holds shares of American Century Ultra Fund, a mutual fund which invests mainly in common stocks of the fastest growing companies in the market with earnings and revenue growing at accelerating rates, and those most likely to appreciate in market value. The portfolio emphasizes mid-sized to large-sized companies. The portfolio for the underlying fund is managed by American Century Investment Management, Inc. with a focus on growth over the long term.

          As of July 1, 2000, The Schwab S&P 500 Index Fund and The American Century International Growth Fund will be added to the Plan's available investments Funds.

          Under the loan provision, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

          The in-transit account is a money market fund which is utilized to affect transfers between Funds and for participant withdrawals.

          Employees are only permitted to withdraw deferred cash contributions made to the Plan under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by the Internal Revenue Code. Employees may withdraw their voluntary contributions, including the vested portion of employer matching contributions, once per calendar year, although

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

          Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

                  Years of Service                   Percent Vested
                  ----------------                   --------------
                  2 years                                 20%
                  3 years                                 40
                  4 years                                 60
                  5 years                                 80
                  6 or more years                        100

          Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies
    ------------------------------------------

          The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

          The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

          The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits, the net investment gain (loss) from pooled separate accounts, and the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments held by the Getty Common Stock Fund.

          Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


3.  Investments
    -----------

          The following summarizes the fair value of the Plan's investments as of December 31, 1999 and 1998 (in thousands):



                                                1999                    1998
                                                ----                    ----
Fund A:
 Fixed Income Investment
  Fund (a)(b)                                 $10,348                  $ 9,586

Fund B:
 Core Equity Fund (a)(b)                        2,300                    2,323

Fund C:
 Getty Petroleum Marketing Inc.
  Common Stock,
  $.01 par value (c)                              411                      367

 Getty Realty Corp.
  Common Stock,
  $.01 par value (d)                              627                      852

Fund D:
 Destiny Asset Allocation
  Fund - Conservative (a)                          83                      100

Fund E:
 Destiny Asset Allocation
  Fund - Moderate (a)                             367                      313

Fund F:
 Destiny Asset Allocation
  Fund - Aggressive (a)                           458                      363

Fund G:
 Destiny Asset Allocation
  Fund - Equity (a)                               783                      641

Fund H:
 Contrafund Fund (a)(b)                         1,078                      617

Fund I:
 New Horizons Fund (a)                            324                      239

Fund J:
 Ultra Fund (a)                                   647                      339
                                              -------                  -------

                                              $17,426                  $15,740
                                              =======                  =======

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued

(a)       Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $2.4375 per share and $2.9375 per share as of December 31, 1999 and 1998, respectively.

(d) The market value of Realty's Common Stock was $11.1875 per share and $14.625 per share as of December 31, 1999 and 1998, respectively.


4.  Termination Priorities
    ----------------------

          While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status
    -----------------

          On September 19, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6.  Reconciliation to Form 5500
    ---------------------------

          In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 1999 and 1998, the benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan was $64,137 and $90,284, respectively.

                             SUPPLEMENTAL SCHEDULES

                          GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1999 FORM 5500

             SCHEDULE H - PART IV - 4i - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 1999
                                 (in thousands)


  (a)              (b)                              (c)                      (d)          (e)
  ---              ---                              ---                      ---          ---

                                          DESCRIPTION OF INVESTMENT
                                           INCLUDING MATURITY DATE,
          IDENTITY OF ISSUE, BORROWER,   RATE OF INTEREST, COLLATERAL,                  CURRENT
           LESSOR, OR SIMILAR PARTY         PAR, OR MATURITY VALUE         COST(**)      VALUE
-----------------------------------------------------------------------------------------------


   1   (*)  MASSACHUSETTS MUTUAL LIFE    FIXED INCOME INVESTMENT
              INSURANCE COMPANY            FUND                                  -      $10,348

   2   (*)  MASSACHUSETTS MUTUAL LIFE
              INSURANCE COMPANY          CORE EQUITY FUND                        -        2,300

   3   (*)  GETTY PETROLEUM              COMMON STOCK,
              MARKETING INC.               $.01 PAR VALUE                        -          411

   4   (*)  GETTY REALTY CORP.           COMMON STOCK,
                                           $.01 PAR VALUE                        -          627

   5   (*)  MASSACHUSETTS MUTUAL LIFE    DESTINY ASSET ALLOCATION
              INSURANCE COMPANY            FUND - CONSERVATIVE                   -           83

   6   (*)  MASSACHUSETTS MUTUAL LIFE    DESTINY ASSET ALLOCATION
              INSURANCE COMPANY            FUND - MODERATE                       -          367

   7   (*)  MASSACHUSETTS MUTUAL LIFE    DESTINY ASSET ALLOCATION
              INSURANCE COMPANY            FUND - AGGRESSIVE                     -          458

   8   (*)  MASSACHUSETTS MUTUAL LIFE    DESTINY ASSET ALLOCATION
              INSURANCE COMPANY            FUND - EQUITY                         -          783

   9   (*)  MASSACHUSETTS MUTUAL LIFE
              INSURANCE COMPANY          FIDELITY CONTRAFUND FUND                -        1,078

  10   (*)  MASSACHUSETTS MUTUAL LIFE    T. ROWE PRICE NEW
              INSURANCE COMPANY            HORIZONS FUND                         -          324

  11   (*)  MASSACHUSETTS MUTUAL LIFE    AMERICAN CENTURY
              INSURANCE COMPANY            ULTRA FUND                            -          647

  12   (*)  PARTICIPANT LOANS            LOANS TO PLAN PARTICIPANTS
                                         WITH MATURITY DATES THROUGH
                                         2011, BEARING INTEREST
                                         FROM 8.25% TO 10.0% AND SECURED
                                         BY THE PARTICIPANT'S VESTED
                                         ACCOUNT BALANCE                         -          300



       (*)  DENOTES PARTY IN INTEREST.

       (**) COST INFORMATION OMITTED SINCE PLAN INVESTMENTS ARE PARTICIPANT
            DIRECTED.

                         GETTY PETROLEUM MARKETING INC.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1999 FORM 5500

               SCHEDULE H - PART IV - 4j - SCHEDULE OF REPORTABLE
                TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (in thousands)

       (a)               (b)            (c)         (d)        (e)          (f)           (g)           (h)              (i)
       ---               ---            ---         ---        ---          ---           ---           ---              ---
                                                                                                      CURRENT
                                                                          EXPENSE                  VALUE OF ASSET
    IDENTITY OF     DESCRIPTION OF    PURCHASE     SELLING     LEASE    INCURRED WITH    COST OF    ON TRANSACTION     NET GAIN
  PARTY INVOLVED        ASSET          PRICE       PRICE      RENTAL    TRANSACTION      ASSET          DATE          OR (LOSS)
-------------------------------------------------------------------------------------------------------------------------------

                                                         NONE

